RECEIVED

2008 APR 16 P 12:20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 7, 2008

Exemption No: 82-35009

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE

[redacted]

08001700

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr. No.	Particulars
1.	Letters dated April 7, 2008 forwarding therewith the Shareholding pattern as per Clause 35 of the Listing Agreement entered into with the Stock Exchanges in India for the quarter ended March 31, 2008.

Copies of the above letters are enclosed herewith for information and records.

Yours faithfully
For Reliance Natural Resources Limited

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

PROCESSED

APR 18 2008

THOMSON
FINANCIAL

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 7, 2008

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RNRL

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2008.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited
H Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai 400 710

Tel: +91 22 3038 6286
Fax: +91 22 3037 6622
www.rnrl.in

April 7, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532709

Dear Sir,

Sub: - Shareholding Pattern for the quarter ended March 31, 2008

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended March 31, 2008.

Kindly take the same on record.

Thanking You.

Yours faithfully
For **Reliance Natural Resources Limited**

Ashish S Karyekar
Dy. Company Secretary

Encl: As above

Reliance Natural Resources Limited

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE NATURAL RESOURCES LIMITED						
Scrip Code : 532709			As On : 31st March 2008			
Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerialised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	8845089	8844989	0.54	0.54
(b)	Central Government/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	22	886763013	886741550	54.60	54.30
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**33**	**895608102**	**895586539**	**55.14**	**54.84**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**33**	**895608102**	**895586539**	**55.14**	**54.84**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	169	1581306	1106299	0.10	0.10
(b)	Financial Institutions/Banks	389	1265283	1141487	0.08	0.08
(c)	Central Government/State Governments	59	1063875	56256	0.07	0.07
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	15	62996169	62989590	3.88	3.86
(f)	Foreign Institutional Investors	388	63284732	63161713	3.90	3.88
(g)	Foreign Venture Capital	0	0	0	0.00	0.00

Reliance Natural Resources Limited

	Investors					
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1020**	**130191365**	**128455345**	**8.02**	**7.97**
(2)	**Non-Institutions**					
(a)	Bodies Corporate	9027	87427911	86730045	5.38	5.35
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	2564177	461576917	410883996	28.42	28.26
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	580	31149797	30544280	1.92	1.91
(c)	Any Other (Specify)				0.00	0.00
1	NRIs/OCBs	19693	18144213	13837463	1.12	1.11
2	Pending Confirmation*	0	22731	0	0.00	0.00
	Sub -Total (B)(2)	**2593477**	**598321569**	**541995784**	**36.84**	**36.64**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2594497**	**728512934**	**670451129**	**44.86**	**44.61**
	TOTAL (A) +(B)	**2594530**	**1624121036**	**1566037668**	**100.00**	**99.45**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**9009386**	**9009386**	**0.00**	**0.55**
	GRAND TOTAL (A)+(B)+(C)	**2594531**	**1633130422**	**1575047054**	**100.00**	**100.00**

*** Physical shares pending for demat confirmation**

Reliance Natural Resources Limited

I(b) <u>Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"</u>

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	85 82 41 254	52.55
2	Reliance Capital Limited	1 64 92 758	1.01
3	Reliance Innoventures Private Limited	1 15 29 001	0.71
4	Sonata Investments Limited	5 00 000	0.03
5	Anil D Ambani	18 59 171	0.11
6	Jaianmol A. Ambani	16 69 759	0.10
7	Jaianshul A. Ambani	100	0.00
8	Kokila D. Ambani	36 65 227	0.22
9	Tina A Ambani	16 50 832	0.10
	TOTAL	**89 56 08 102**	**54.84**

I(c) <u>Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares</u>

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e., Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation Of India	50371480	3.08
	TOTAL	**50371480**	**3.08**

Reliance Natural Resources Limited

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Power Systems (Global) Private Limited	Promoter	410000000	25.11
	TOTAL		**410000000**	**25.11**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDR	4504693	9009386	0.55
	TOTAL		**9009386**	**0.55**

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Nil		0	0.00
	TOTAL		**0**	**0.00**

Reliance Natural Resources Limited

END